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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

OFFICEMAX, INC. (Name of Issuer)
Common Shares, no par value (Title of Class of Securities)
67622M108 (CUSIP Number)
Javade Chaudhri, Esq. Gateway Companies, Inc. 14303 Gateway Place Poway, CA 92064 (858) 848-3401 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67622M108	13D	Page 2 of 3 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Gateway Companies, Inc. (46-0431398)

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 5,849,909

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 5,849,909

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,849,909

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
Less than 5.0%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 2 amends and supplements the statement on Schedule 13D, and the cover page thereto, filed on December 21, 2001 and previously amended on January 14, 2002 (the "Schedule 13D") by Gateway Companies, Inc., a Delaware corporation ("Gateway"), with respect to its beneficial ownership of common stock, no par value (the "Common Stock"), of OfficeMax, Inc., an Ohio corporation (the "Issuer"). This Amendment No. 2 is made to report the sale of shares of the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer.

        From January 14, 2002 through April 3, 2002, Gateway sold an aggregate of 786,200 Common Shares in open market transactions as follows:

Date	Number of Shares	Average Price Per Share Sold ($)	Lowest Per Share Price Sold ($)	Highest Per Share Price Sold ($)
1/14/02	20,000	4.1400	4.14	4.14
3/25/02	65,900	5.7198	5.71	5.78
3/27/02	115,900	5.5513	5.51	5.70
3/28/02	84,100	5.5471	5.50	5.65
4/1/02	100,000	5.5040	5.50	5.54
4/2/02	100,000	5.6047	5.50	5.73
4/3/02	300,300	5.9393	5.50	5.73

        After such sales, Gateway held 5,849,909 Common Shares and possessed no right to acquire any additional shares of the Issuer's Common Stock. Gateway's beneficial ownership of the Common Shares represented less than 5.0% of the Issuer's outstanding Common Shares based upon the outstanding Common Shares set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the Issuer's fiscal quarter ended October 27, 2001.

        In addition, from February 15, 2002 through March 8, 2002, Gateway agreed to sell an aggregate of 3,500,000 Common Shares in private transactions at prices ranging from approximately $4.00 to approximately $5.95. To date, the sale of these shares has not yet closed.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2002	GATEWAY COMPANIES, INC.
	By:	/s/ THOMAS W. REEDY Thomas W. Reedy Vice President and Treasurer

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SIGNATURES